Exhibit 99.1

Volvo Group Changes NASDAQ Ticker Symbol to VOLV

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 10, 2006--As of market open on May 10, 2006, the Volvo Group (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) American Depositary Receipt will trade on the NASDAQ under the new trading symbol "VOLV".

In 2005 NASDAQ lifted the requirement that companies listing an ADR on the exchange must carry a "Y" at the end of their trading symbol. The NASDAQ has decided that by January 2007, they will make the formal switch to a platform that handles symbols with up to four letters. They have stated that this action is being taken to "enhance the resiliency of the U.S. capital markets by enabling NASDAQ to provide full disaster recovery capabilities for all NYSE- and AMEX-listed securities."

Volvo has been listed on the NASDAQ for over 21 years. During that time we have traded over 600 million shares.

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: Volvo
Media Relations:
Marten Wikforss, +46 31 66 11 27
or
Investor Relations:
Christer Johansson, +46 31 66 13 34